Marlton LLC
222 West Merchandise Mart Plaza, 1212
Chicago, IL 60654
Tel 312 204 7288

Marlton

December 17, 2018

Sent via email

The Board of Directors
Parks! America, Inc.
1300 Oak Grove Road
Pine Mountain, GA 31822

Directors,

First, let me begin with my sincere condolences to the Parks! America, Inc. ("PRKA" or "Company") family given the passing of James R. Meikle, Chief Operating Officer. Jim's contributions to both the operations and culture of PRKA cannot be overstated and I look back fondly over my interactions with him.

As you know, Marlton LLC, together with its affiliates ("Marlton"), is a long-term significant stockholder of PRKA, owning over 5% of the outstanding shares.[1] We acquired a position in the Company because we believe PRKA's public equity trades below its intrinsic value. Furthermore, we continue to believe the Company has opportunities readily within the control of the Board to substantially increase stockholder value through changes in capital allocation and corporate governance.

Following a successful operational turnaround in 2012, PRKA is currently pursuing a substandard capital allocation strategy to the detriment of stockholder returns. PRKA is aimlessly stockpiling cash on the balance sheet with no capital allocation plan or strategy. As a result, the equity market has penalized PRKA equity shares over concerns of Company capital efficiency, use of cash, and no current leadership succession plan for our aging Chairman & CEO.

We believe a return of stockholder capital, in-turn increasing Company return-on-invested-capital (ROIC), coupled with the formation of a Special Committee of Independent Board Members, eliminates the equity market concerns currently plaguing our share price.

We approached you, the PRKA Board privately, multiple times, regarding a detailed plan we provided in October of 2018 to maximize the potential of the Company's assets. Since then we have heard no material feedback from the full Board regarding our detailed suggestions, or even received any acknowledgement that the Board was considering our suggestions in good faith. We are concerned the Company is making no progress towards adopting a reasonable capital allocation plan or pursuing avenues to maximize long-term stockholder value. It is incumbent upon the members of the Board to fulfill their fiduciary obligations to PRKA stockholders and initiate a process to explore all alternatives to create stockholder value.

Our discussion in this letter will focus on two concrete suggestions to dramatically improve PRKA's current capital allocation strategy and corporate governance, in turn improving stockholder returns:

1. Return of capital of $1,500,000 through either a Special Dividend of $0.0201 per share[2] representing 13.8% of PRKA's market capitalization based on a share price of $0.1451[3] or a Modified Dutch Auction Tender.[4]

2. Announce the formation of a Special Committee of Independent Board Members to explore all strategic alternatives to maximize stockholder value, including the disbursement of a Special Dividend, Modified Dutch Auction Tender and/or the sale of the Company.

---

[1] We bought approximately 75% of former Board member James R. Meikle's ownership: 2,868,179 shares in January and March of 2018 and acquired an additional 900,000 shares from Nicholas A. Parks in September of 2018.
[2] Based on 74,721,537 shares outstanding as of December 7, 2018
[3] Based on PRKA share price as of 12/14/2018
[4] Our preference is a return of capital through Special Dividend, discussed below, although we would be happy to have capital returned through a Modified Dutch Auction Tender.

Below, we outline how a change in capital allocation and corporate governance will put PRKA on a path that we believe will reward stockholders. If the Board believes the appropriate capital allocation strategy is already in place, we would strongly urge it to immediately pursue a sale / going private transaction, as we do not believe the current strategy is attractive for current or potential public/minority stockholders over any investable timeframe. You, the Board, in accordance with your fiduciary duties, must explore all opportunities to increase stockholder value.

<u>Capital Allocation</u>

It is clear to us, and we believe other stockholders would agree, that an unambiguous, defined, and transparent capital allocation plan will significantly enhance stockholder value. We see a viable path to more than double the current share price if the Company adopts a strategy that would benefit stockholders by focusing on ROIC. To illustrate, if PRKA distributes a Special Dividend of $1,500,000 in cash, within 3 years we expect the share price plus accumulated cash and the Special Dividend to result in $0.377 of value assuming as we do that the equity market rewards improved corporate governance and EBITDA growth of 12% annualized over 3-years with a more appropriate multiple of 8.0x EBITDA.

There are five (5) essential choices any company has for deploying cash flow and we will address each of these:

1. Acquiring other businesses
2. Investing in existing operations
3. Issuing one-time and/or recurring dividends
4. Paying down existing net positive debt
5. Repurchasing stock

A Special Dividend, the return of capital, makes sense strategically when considering the above options. PRKA is an amusement park operator and should be paired with an amusement park operator capital structure. We ask this Board what purpose does PRKA's negative net debt of $(1,121,035), (0.54x) net debt to EBITDA, serve?[5] We believe this negative net debt has no real business purpose for PRKA or any amusement park operator and contrasts unfavorably with its peers, which fall within a leverage range of 3.3x to 4.2x, as shown below.

				SIX, FUN, SEAS in $ millions	
All Data Trailing Twelve Months Ending September 30, 2018		**PRKA**	**SIX**	**FUN**	**SEAS**
Total Cash		2,674,260	68.6	182	126
Total Debt		1,553,225	2,062.5 $	1,662.1 $	1,513.0
Total Shareholder Equity	$	7,809,500	N/A	N/A	373.3
Revenue		6,046,758	1,451.0	1,326.9	1,357.8
COGS		672,777	676.8	686.8	802.7
SG&A		3,205,334	235.9	192.5	221.0
EBITDA		2,168,647	538.3	447.6	334.1
CapEx		(612,273)	(130.9)	(181.4)	(173.8)
Interest Expense		(177,828)	(105.5)	(76.2)	(80.0)
Total Debt to Equity		0.20	N/A	N/A	4.1
Total Debt / EBITDA		0.7	3.8	3.7	4.5
Net Debt / EBITDA		**(0.5)**	**3.7**	**3.3**	**4.2**
Net Debt / (EBITDA - CAPEX)		(0.7)	4.9	5.6	8.7
EBITDA / Interest		-12.2	-5.1	-5.9	-4.2
(EBITDA - CAPEX) / Interest		(8.8)	(3.9)	(3.5)	(2.0)

---

[5] PRKA Balance Sheet as of September 30, 2018

We believe PRKA should set a leverage target of at least 0.0x net debt to EBITDA, which provides a real business purpose, creating stockholder value and optimizing the company's capital structure. A Special Dividend of $1,500,000 will result in the following capital structure, as shown below.

SIX, FUN, SEAS in $ millions

All Data Trailing Twelve Months Ending September 30, 2018	PRKA	NEW PRKA	SIX	FUN	SEAS
Total Cash	2,674,260	1,174,260	68.6	182	126
Total Debt	1,553,225	1,553,225	2,062.5 $	1,662.1 $	1,513.0
Total Shareholder Equity	$ 7,809,500	$ 7,809,500	N/A	N/A	373.3
Revenue	6,046,758	6,046,758	1,451.0	1,326.9	1,357.8
COGS	672,777	672,777	676.8	686.8	802.7
SG&A	3,205,334	3,205,334	235.9	192.5	221.0
EBITDA	2,168,647	2,168,647	538.3	447.6	334.1
CapEx	(612,273)	(612,273)	(130.9)	(181.4)	(173.8)
Interest Expense	(177,828)	(177,828)	(105.5)	(76.2)	(80.0)
Total Debt to Equity	0.20	0.20	N/A	N/A	4.1
Total Debt / EBITDA	0.7	0.7	3.8	3.7	4.5
Net Debt / EBITDA	**(0.5)**	**0.2**	**3.7**	**3.3**	**4.2**
Net Debt / (EBITDA - CAPEX)	(0.7)	0.2	4.9	5.6	8.7
EBITDA / Interest	-12.2	-12.2	-5.1	-5.9	-4.2
(EBITDA - CAPEX) / Interest	(8.8)	(8.8)	(3.9)	(3.5)	(2.0)

While we are aware of the Board's historic reluctance to have net leverage, we remind the Board that its fiduciary duties are to maximize stockholder value and note that a Special Dividend of $1,500,000 results in immediate value to stockholders and keeps PRKA in excellent financial health:

- **Over** $1,174,260 in Cash remains on the balance sheet
- **No** increase in Total Debt to Equity
- **No** increase in Total Debt
- **No** increase in Interest Expense
- **No** increase in Total Debt to EBITDA
- **No** increase in (EBITDA – CAPEX) to Interest
- **Less** leverage (Net Debt to EBITDA) than peers

Given:

- Such an enormous gap between current enterprise value and intrinsic value
- No acquisitions in the past 11 years
- No succession plan for Mr. Van Voorhis (our 77-year-old Chairman & CEO with only 17 months left in his employment agreement)
- And such a massive amount of cash on the balance sheet

we do not understand why the Board would not move more aggressively to return capital stockholders, increasing PRKA's ROIC.

More importantly, a review of the alternative choices PRKA has for deploying the excess cash shows a Special Dividend, the return of capital, makes sense strategically when considering the options.

Acquiring other businesses – Acquisitions are fraught with execution risk. We do not believe an acquisition would be advisable, and could be disastrous, as the past has proven. PRKA has not made an acquisition since the 2008 acquisition of the Missouri Park for $2,640,000.[6] This acquisition has been terrible for PRKA

---

[6] PRKA Quarterly Report ending March 31, 2008 [PRKA formerly operating as Great American Family Parks, Inc.]

stockholders given that the Missouri Park by our estimation did $100,000 in EBITDA in FY 2017, has lost money every year since 2008 and lost money again in fiscal year 2018. As this Board is aware, acquisitions pose high risk, can be dilutive to stockholders, and take time to integrate with current operations. There is only 17 months left in Dale Van Voorhis' employment agreement.[7] We do not see how this management team could acquire and integrate a new acquisition properly within 17 months given the history of the Missouri Park and no management succession plan in place.

Investing in existing operations – Currently, PRKA spends approximately $600,000 a year in capital improvements, an increase of $167,000 from 2016. This current $600,000 capital expenditure spend appropriately maintains the needs of PRKA. The fiscal year 2015 investment of ~$236,000 in "kiddie" rides[8] at the Missouri Park has not meaningfully resulted in increased attendance nor increased average spend per guest visit. Cash flow (free cash flow) at the Missouri Park since 2015 has not even recouped the initial $236,000 investment. We firmly believe that materially increasing investment into existing operations at this point is a negative return on invested capital.

Paying down existing net positive debt – At this time, PRKA has no net positive debt to pay down, rather PRKA has excess cash, with no purpose, on the balance sheet. We applaud management's recent full refinancing of their current debt in the third fiscal quarter of 2018. While, the company operates with negative net debt, the refinancing allowed PRKA to lower the term loan interest rate by 200 basis points, saving $850,000 over the combined seven-year term loan arrangement.[9] We are glad to see management took action to lower their interest expense and refinanced the full outstanding debt. However, the Company is paying approximately $170,000 in interest expense with enough cash to pay off the debt, have $1,121,035 remaining, and pay $0 in interest expense going forward. Again, we ask and believe that $1,121,035 in net cash (negative net debt) serves no business purpose and is a drag on stockholder returns.

Repurchasing stock –The average daily trading volume of PRKA is 23,417 shares a day. At $0.16 per share, that is $3,747 of ownership trading hands per day.[10] Given approximately 70% of PRKA is closely owned by insiders and Marlton Wayne LP, and only $3,747 a day in ownership trades hands, PRKA cannot viably buyback shares in the open market from the approximately 30% non-insider stockholders. We would be interested in a Modified Dutch Tender offer, at the current valuation. However, we believe a special one-time or recurring dividend is the better capital return alternative for stockholders given the current stockholder concentration.

Issuing one-time and/or recurring dividends – For all business plans over the next 17 months, when Dale Van Voorhis' CEO role is up for renewal, a One-Time Special Dividend shows this Board of Directors is committed to returning free cash flow to stockholders. This one-time special dividend will allow stockholders to maintain their percentage interest in PRKA and continue to participate in PRKA's growth trajectory, while also being rewarded today. We believe a Special Dividend is clearly the optimal capital allocation - offering stockholders value with no dilution and no acquisition integration risk.

Corporate Governance: Formation of Special Committee

The best corporate governance practice for PRKA to follow is the formation of a Special Committee of current independent Board members to explore all strategic alternatives to maximize stockholder value, including the disbursement of a Special Dividend. Without a Special Committee of independent Board members, PRKA stockholders cannot have the confidence that a strategic review process will move forward in a timely and organized fashion.

Our recommendation is a Special Committee comprised of Charles A. Kohnen (PRKA's largest stockholder) and Jeffery Lococo (current Board member). Both have been directors since 2010 and 2006 respectively. If the Board agrees that capital efficiency, use of cash, and potential leadership succession plans should be addressed, then they should readily agree that a Special Committee is appropriate to oversee and manage a process to evaluate all strategic alternatives.

---

[7] Employment Agreement with Dale Van Voorhis, Dated June 1, 2018
[8] Our estimate given total capex increase of $376,495 from FY 2014 capex
[9] Management stated projections Form 10-Q Quarter Ending July 1, 2018
[10] Data compiled from Bloomberg L.P. & Marlton estimates

Further, given the current combination of Board chair and CEO in Dale Van Voorhis, a Special Committee is vital to ensure there is an independent counter-balance to the Chair. A Special Committee demonstrates that the PRKA Board is engaged in the use of best corporate governance practices and provides support for the formation of a strategic plan.

A Special Divided and formation of a Special Committee would help eliminate the equity market concerns currently plaguing our share price, notably, poor capital efficiency, sub-optimal use of cash, and lack of potential leadership succession plans. Most importantly, this simplifying action will allow the management team to achieve a higher return on invested capital.

We welcome a constructive dialogue with the Board to ensure the Company is doing all it can to promote stockholder value. If the Board remains apathetic and continues to fail to communicate a vision to maximize value for stockholders, particularly given the unacceptable capital allocation and corporate governance currently in place, we will not hesitate to use whatever means necessary to ensure that the best interests of all stockholders, large and small, are represented.

We look forward to hearing your prompt response and working constructively with you, the Board.

Sincerely,

/s/ James C. Elbaor

James C. Elbaor
Managing Member of the General Partner,
Marlton Wayne, L.P.